Will H. Cai

+852 3758 1210

wcai@cooley.com

June 10, 2019

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EHang Holdings Limited

Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, EHang Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.0001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

*        *         *

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

Will H. Cai

+852 3758 1210

wcai@cooley.com

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com, Richard Jian Liu, the chief financial officer of the company, by telephone at +86-137-8898-8308 or via email at richard.liu@ehang.com or Ben Yang, partner at Ernst & Young Hua Ming LLP, by telephone at +86 21 2228-2925 or via email at ben.yang@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:	Huazhi Hu, Chairman and Chief Executive Officer, EHang Holdings Limited

Richard Jian Liu, Chief Financial Officer, EHang Holdings Limited

Ben Yang, Partner, Ernst & Young Hua Ming LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Dominik Sklenar, Esq., Partner, Latham & Watkins LLP

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com